Income Statement (Profit and Loss)

Poetica Coffee Inc
For the 2 months ended February 28, 2022
Accrual Basis

	JAN-FEB 2022
Income	
Food Sales	310,629.46
Square Sales	(35.59)
Total Income	**310,593.87**
Cost of Goods Sold	
Food Purchases	51,215.21
Merchant Account Fees	10,285.29
Restaurant Supplies	5,402.72
Total Cost of Goods Sold	**66,903.22**
Gross Profit	**243,690.65**
Operating Expenses	
Advertising	1,012.38
Automobile Expenses - Parking	4.00
Bank Service Charges	2,295.68
Computer & Internet Expenses	707.13
Discounts	1,947.19
Dues & Subscriptions	249.80
Garbage Removal	5,109.89
General Expenses	866.03
Insurance - Other	2,379.19
Insurance - Workers Compensation	708.76
Legal Expenses	1,038.99
Office Expenses	195.24
Payroll Tax Expense	16,898.19
Printing & Stationery	5,000.00
Rent	63,063.78
Repairs and Maintenance	1,541.80
Telephone Expense	951.20
Travel	4,737.03
Utilities	6,981.95
Wages and Salaries	79,808.38
Total Operating Expenses	**195,496.61**
Operating Income	**48,194.04**
Net Income	**48,194.04**

Balance Sheet

Poetica Coffee Inc
As of February 28, 2022
Accrual Basis

	FEB 28, 2022
Assets	
Current Assets	
Cash and Cash Equivalents	
AMEX	7,483.74
Citibank Atlantic	1,608.20
Citibank Lorimer	3,224.12
Poetica Coffee Inc	5,054.96
Total Cash and Cash Equivalents	**17,371.02**
Accounts Receivable	34,060.73
Robin Hood Investments	12,600.00
Square Cash Clearing	32,133.60
Total Current Assets	**96,165.35**
Fixed Assets	
7th Avenue Cafe	56,000.00
Business Purchase	45,000.00
Caton Ave Cafe	40,000.00
Total Fixed Assets	**141,000.00**
Total Assets	**237,165.35**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	7,038.65
Rounding	31.00
Sales Tax	86,519.47
Square Gift Cards	839.87
Square NYC SALES TAX	(4.42)
Square Tips	35,007.13
Total Current Liabilities	**129,431.70**
Long Term Liabilities	
Square Loan	59,034.93
Total Long Term Liabilities	**59,034.93**
Total Liabilities	**188,466.63**
Equity	
Current Year Earnings	48,194.04

	FEB 28, 2022
Owners Draw	(4,817.67)
Retained Earnings	5,322.35
Total Equity	**48,698.72**
Total Liabilities and Equity	**237,165.35**

Statement of Cash Flows

Poetica Coffee Inc
For the 2 months ended February 28, 2022

	JAN-FEB 2022
Operating Activities	
Receipts from customers	297,324.62
Payments to suppliers and employees	(256,318.46)
Cash receipts from other operating activities	(2,100.00)
Net Cash Flows from Operating Activities	**38,906.16**
Investing Activities	
Other cash items from investing activities	(42,132.07)
Net Cash Flows from Investing Activities	**(42,132.07)**
Financing Activities	
Other cash items from financing activities	5,146.59
Net Cash Flows from Financing Activities	**5,146.59**
Net Cash Flows	**1,920.68**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	7,966.60
Net cash flows	1,920.68
Cash and cash equivalents at end of period	9,887.28
Net change in cash for period	**1,920.68**